WEIDONG (Bill) GUAN



WORK EXPERIENCE

CFO   Aug.2013-Present
The Epoch Times Association Inc., New York, USA

In charge of the following aspects of accounting, including:
*   Employee benefits management
*   Cash and investments management
*   Donation management
*   Budgeting
*   Analyzing Financial Statements
*   Approving payments and signing checks
*   Dealing with banks and raising funds

Accountant and CFO (Part Time)   Apr. 2003-Jul. 2013
Epoch Times Montreal Inc., Montreal, Canada

In charge of the following aspects of accounting, including:
*   Accounts Receivable
*   General Ledger
*   Preparing and analyzing Financial Statements
*   Filing income tax return
*   Approving payments and signing checks
*   Dealing with banks and raising funds

Partner & CFO   Feb. 2006-Jul. 2013
Deping Countax Inc., Montreal, Canada

In charge of all aspects of accounting, including:
*   Designing and improving accounting system
*   Making accounting procedures, forms and manuals
*   Supervising payroll, A/P, A/R and bank reconciliations
*   Preparing and tracking all kinds of budgets
*   Giving advices on compensation, employee health care benefit and payment control
*   Examining operations to insure accounting needs
*   Providing solutions to business, accounting and financial problems.
*   Making adjusting and reversing entries
*   Preparing and analyzing Financial Statements
*   Filing income tax return

Accountant and Assistant Controller   Feb. 2000-Jan.2006
Dusco Doors Ltd., a manufacturing company, Montreal, Canada

In charge of
*   Payroll and benefits , and Record of Employment
*   General Ledger
*   Income tax installments
*   Bank reconciliation and reconciling A/P & A/R
*   Group insurance
*   Sales taxes monthly
*   Payroll taxes twice a month
*   Marketable Securities
*   Supervising 3 accountants
*   Preparing and analyzing Financial Statements

Associate   professor   in   Accounting
Sep.1993-Dec.1995
Instructor in accounting   Sep.1983-Aug.1985 & Sep.1987-Aug.1993
Dept. of Accountancy, Guangxi University, Nanning, China

Responsibilities:

Teaching the following courses:

*   Accounting Principles
*   Intermediate Accounting
*   Cost Accounting
*   Managerial Accounting
*   Corporate Finance

EDUCATION

Graduate Diploma in Accounting, McGill University, Montreal, Canada   1998-1999
Advanced studies in Accounting, University of Wisconsin-La Crosse, USA   1996-1997
Graduate Diploma in Accounting, Renmin University of China, Beijing   1985-1987
Bachelor of Commerce in Accounting, Renmin University of China, Beijing   1979-1983

DESIGNATION

Member of CICPA   1993-1997
Chinese Institute of Certified Public Accountants